# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LAS VEGAS SANDS CORP., CIK 0001300514
CUSIP: 517834107
Title of class of securities: Common Stock, Par Value $0.001 Per Share
Address of issuer's principal executive offices: 5420 S. DURANGO DRIVE, Las Vegas, Nevada (NV), 89113
Date of event which requires filing of this statement: 05/27/2025
Filed by CIK 0001309416
Persons authorized to receive notices and communications: D. Zachary Hudson, Esq., c/o Las Vegas Sands Corp., 5420 S. Durango Dr., Las Vegas, Nevada (NV), 89113, (702) 923-9000

## Reporting persons
- MIRIAM ADELSON (CIK 0001309416): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 24,328,803; shared voting power 2,208,548; sole dispositive power 105,352,682; shared dispositive power 238,485,060; aggregate amount beneficially owned 343,837,742 (50% of the class)
- IRWIN CHAFETZ (CIK 0001319523): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 360,294,683; shared voting power 2,208,548; sole dispositive power 41,644,292; shared dispositive power 239,835,060; aggregate amount beneficially owned 362,503,231 (52.8% of the class)
- THE GENERAL TRUST UNDER THE SHELDON G. ADELSON 2007 REMAINDER TRUST (CIK 0001543244): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); member of a group; source of funds: other (OO); sole voting power 87,718,919; shared voting power 0; sole dispositive power 87,718,919; shared dispositive power 0; aggregate amount beneficially owned 87,718,919 (12.8% of the class)
- THE GENERAL TRUST UNDER THE SHELDON G. ADELSON 2007 FRIENDS AND FAMILY TRUST (CIK 0001543243): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); member of a group; source of funds: other (OO); sole voting power 87,718,918; shared voting power 0; sole dispositive power 87,718,918; shared dispositive power 0; aggregate amount beneficially owned 87,718,918 (12.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.001 Per Share
Name of issuer: LAS VEGAS SANDS CORP.
Address of issuer's principal executive offices: 5420 S. DURANGO DRIVE, Las Vegas, Nevada (NV), 89113
Comment:
Explanatory Note

This Amendment No. 13 (the "Amendment") to the Schedule 13D filed on November 24, 2008, as previously amended (the "Schedule 13D"), is being filed to reflect passive increases in the percentages of outstanding Common Stock of the Issuer beneficially owned by the Reporting Persons (as defined below) solely due to the Issuer's repurchases of Common Stock and, with respect to Irwin Chafetz, the vesting of certain equity awards.

All items not described herein remain as previously reported in the Schedule 13D, and all capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Dr. Miriam Adelson ("Dr. Adelson"), Irwin Chafetz ("Mr. Chafetz"), the General Trust under the Sheldon G. Adelson 2007 Remainder Trust (the "Remainder Trust") and the General Trust under the Sheldon G. Adelson 2007 Friends and Family Trust (the "Friends and Family Trust" and, together with Dr. Adelson, Mr. Chafetz, and the Remainder Trust, the "Reporting Persons"), constitute a "group," which, as of the date hereof, collectively beneficially owns approximately 386,832,034 shares of Common Stock, or 56.3%, of the Issuer's 686,453,606 shares of Common Stock issued and outstanding as of May 27, 2025 (the "Outstanding Common Stock") for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), plus options to purchase 639,569 shares of Common Stock held by The Miriam Adelson Trust.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by adding the text below to the end of Item 4 of the Schedule 13D.

The Issuer has historically maintained a share repurchase program for the repurchase of shares of its Common Stock from time to time. As a result of repurchases under this program, the number of shares of outstanding Common Stock has decreased, and consequently, the percentages of shares of Common Stock beneficially owned by the Reporting Persons have passively increased.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The responses of the Reporting Persons to Rows (11) and (13) of the cover page of this Amendment are incorporated herein by reference. Each Reporting Person may be deemed to beneficially own the shares of Common Stock beneficially owned by the other Reporting Persons but disclaims such beneficial ownership. The beneficial ownership of all of the Reporting Persons together is 386,832,034 shares of Common Stock, or 56.3% of the Outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

Dr. Adelson beneficially owns an aggregate of 343,837,742 shares of Common Stock (approximately 50.0% of the Outstanding Common Stock). Of these shares, (i) 87,718,919 shares are held by the Remainder Trust, (ii) 87,718,918 shares are held by the Friends and Family Trust, (iii) 639,569 shares are issuable upon the exercise of options held by The Miriam Adelson Trust that are exercisable currently and (iv) 167,760,336 shares are held by various entities as described below.

Dr. Adelson has sole voting control over 24,328,803 shares of Common Stock, of which (i) 639,569 shares are issuable upon the exercise of options held by The Miriam Adelson Trust that are exercisable currently and (ii) 23,689,234 shares are held by various entities as described below. Dr. Adelson has shared voting control over 2,208,548 shares of Common Stock.

Dr. Adelson has sole dispositive power over 105,352,682 shares of Common Stock, of which (i) 639,569 shares are issuable upon the exercise of options held by The Miriam Adelson Trust that are exercisable currently and (ii) 104,713,113 shares are held by various entities as described below. Dr. Adelson has shared dispositive control over 238,485,060 shares of Common Stock, of which (i) 87,718,919 shares are held by the Remainder Trust, (ii) 87,718,918 shares are held by the Friends and Family Trust, and (iii) 63,047,223 shares are held by various entities as described below.

Mr. Chafetz is deemed to beneficially own an aggregate of 362,503,231 shares of Common Stock (approximately 52.8% of the Outstanding Common Stock). Of these shares, (i) 96,203 shares are owned directly by Mr. Chafetz and (ii) 362,407,028 shares are held by various entities as described below, with respect to which he is deemed to have a beneficial interest by virtue of the interest and authority granted to him under the trust instruments or organizational documents, as applicable. Mr. Chafetz disclaims beneficial ownership of those shares of Common Stock not owned directly by him.

Mr. Chafetz has sole voting control over 360,294,683 shares of Common Stock, of which (i) 96,203 shares are owned directly by Mr. Chafetz and (ii) 360,198,480 shares are held by various entities as described below. Mr. Chafetz has shared voting control over 2,208,548 shares of Common Stock.

Mr. Chafetz has sole dispositive control over 41,644,292 shares of Common Stock, of which (i) 96,203 shares are owned directly by Mr. Chafetz and (ii) 41,548,089 shares are held by various entities as described below. Mr. Chafetz has shared dispositive control over 239,835,060 shares of Common Stock, of which (i) 87,718,919 shares are held by the Remainder Trust, (ii) 87,718,918 shares are held by the Friends and Family Trust, and (iii) 64,397,223 shares are held by various entities as described below.

Dr. Adelson and Mr. Chafetz are co-trustees of the Remainder Trust. The Remainder Trust directly owns 87,718,919 shares of Common Stock (approximately 12.8% of the Outstanding Common Stock). Mr. Chafetz has the authority to vote the shares of Common Stock owned by this trust. Dr. Adelson and Mr. Chafetz share dispositive control over the shares of Common Stock owned by this trust.

Dr. Adelson and Mr. Chafetz are co-trustees of the Friends and Family Trust. The Friends and Family Trust directly owns 87,718,918 shares of Common Stock (approximately 12.8% of the Outstanding Common Stock). Mr. Chafetz has the authority to vote the shares of Common Stock owned by this trust. Dr. Adelson and Mr. Chafetz share dispositive control over the shares of Common Stock owned by this trust.

Dr. Adelson and Mr. Chafetz are co-trustees of several trusts for the benefit of members of the Adelson family. These trusts directly own 319,508,939 shares of Common Stock. Dr. Adelson and Mr. Chafetz share authority to vote 2,208,548 shares of Common Stock owned by these trusts. Mr. Chafetz has sole authority to vote 317,300,391 shares of Common Stock owned by these trusts. Dr. Adelson and Mr. Chafetz may be deemed to share dispositive control over the shares of Common Stock owned by these trusts.

Mr. Chafetz is trustee of several trusts for the benefit of members of the Adelson family. These trusts directly own 41,548,089 shares of Common Stock. Mr. Chafetz has the sole authority to vote the shares of Common Stock owned by these trusts. Mr. Chafetz has sole dispositive control over the Common Stock owned by these trusts.

Dr. Adelson is the trustee of several trusts for the benefit of members of the Adelson family. These trusts directly own 14,119,933 shares of Common Stock.

Mr. Chafetz is a co-manager of a limited liability company for the benefit of members of the Adelson family, which directly owns 1,350,000 shares of Common Stock. Mr. Chafetz, as co-manager, shares dispositive control over these shares of Common Stock, and Mr. Chafetz has the sole authority to vote such shares. Mr. Chafetz disclaims beneficial ownership of these shares of Common Stock.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

There have been no transactions by the Reporting Persons in shares of Common Stock during the past 60 days.

## Signatures
- MIRIAM ADELSON: /s/ Miriam Adelson, Miriam Adelson (05/29/2025)
- IRWIN CHAFETZ: /s/ Irwin Chafetz, Irwin Chafetz (05/29/2025)
- THE GENERAL TRUST UNDER THE SHELDON G. ADELSON 2007 REMAINDER TRUST: /s/ Miriam Adelson, Trustee (05/29/2025)
- THE GENERAL TRUST UNDER THE SHELDON G. ADELSON 2007 FRIENDS AND FAMILY TRUST: /s/ Miriam Adelson, Trustee (05/29/2025)